Exhibit 99.14

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2020 AND 2019

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position (Amounts in thousands of US Dollars) (Unaudited)

			As at	As at
	Notes		September 30, 2020	December 31, 2019
ASSETS
Current
Cash and cash equivalents			$54,341	$21,485
Restricted cash	7	(b)	-	1,500
Accounts receivable			14,060	7,680
Inventories	3		20,856	19,377
Other current assets	4		14,401	25,523
			103,658	75,565
Non-Current
Mineral, property, plant and equipment	5		293,412	339,516
Exploration and evaluation assets	6		19,292	25,878
Deposits			449	1,200
Deferred income tax assets			21,985	13,099
Other non-current assets			612	7,416
			335,750	387,109
Total Assets			$439,408	$462,674
LIABILITIES
Current
Accounts payable and accrued liabilities			$33,548	$43,694
Current portion of loans and borrowings	7		17,325	18,984
Current portion of value added, payroll and other taxes payable			13,398	13,994
Current portion of derivatives	15		47,152	650
Current portion of lease liabilities			1,675	3,159
			113,098	80,481
Non-Current
Loans and borrowings	7		155,403	140,386
Provisions			23,436	33,581
Value added, payroll and other taxes			2,201	5,694
Derivatives	15		17,926	1,059
Lease liabilities			337	487
Other non-current liabilities			2,033	1,928
			201,336	183,135
Total Liabilities			314,434	263,616

SHAREHOLDERS’ EQUITY
Share capital	8		124,747	120,492
Equity reserves			(88,698)	(24,489)
Retained earnings			88,056	102,220
Equity attributable to owners of the Company			124,105	198,223
Non-controlling interests			869	835
			124,974	199,058
Total Liabilities and Equity			$439,408	$462,674

Nature of operations (Note 1); Contingencies (Note 17)

APPROVED ON BEHALF OF THE BOARD:

“David Strang” , CEO & Director	”Matthew Wubs”	, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (Amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

		Three months	Three months	Nine months ended
		ended September	ended September	September 30,	Nine months ended
	Notes	30, 2020	30, 2019	2020	September 30, 2019
Revenue	9	$94,328	$60,640	$232,833	$209,155
Cost of product sold	10	(33,337)	(38,378)	(99,262)	(119,800)
Sales expenses		(1,386)	(953)	(3,782)	(3,367)
Gross profit		59,605	21,309	129,789	85,988

Expenses
General and administrative	11	(6,186)	(6,360)	(19,762)	(20,110)
Share-based compensation	8(a) to (c)	(1,743)	(1,353)	(6,515)	(4,488)
Income before the undernoted		51,676	13,596	103,512	61,390

Other income (expenses)
Finance income		204	101	1,201	343
Finance expense	12	(3,397)	(5,206)	(12,893)	(18,414)
Foreign exchange loss	13	(8,703)	(10,866)	(106,947)	(9,571)
Loss on debt settlement		-	-	-	(1,783)
Recovery of value added taxes		-	21,584	-	21,584
Other income (expenses)		(1,531)	(77)	(3,026)	1,080
Income (loss) before income taxes		38,249	19,132	(18,153)	54,629

Income tax recovery (expense)
Current		(1,742)	(1,517)	(5,631)	(8,413)
Deferred		(5,064)	(1,308)	9,940	830
		(6,806)	(2,825)	4,309	(7,583)
Net income (loss) for the period		31,443	16,307	(13,844)	47,046
Other comprehensive income (loss)
Foreign currency translation loss		(5,272)	(12,757)	(69,232)	(11,469)
Comprehensive income (loss)		$26,171	$3,550	$(83,076)	$35,577

Net income (loss) attributable to:
Owners of the Company		31,063	16,280	(14,164)	46,714
Non-controlling interests		380	27	320	332
		$31,443	$16,307	$(13,844)	$47,046
Comprehensive income (loss) attributable to:
Owners of the Company		25,812	3,574	(83,119)	35,291
Non-controlling interests		359	(24)	43	286
		$26,171	$3,550	$(83,076)	$35,577
Net income (loss) per share attributable to
owners of the Company	8(e)
Net income (loss) per share
Basic		$0.36	$0.19	$(0.16)	$0.55
Diluted		$0.34	$0.18	$(0.16)	$0.51
Weighted average number of common shares
outstanding
Basic		86,448,318	85,505,675	86,048,450	85,117,603
Diluted		91,961,897	91,320,363	86,048,450	91,006,581

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ero Copper Corp.
Condensed Consolidated Statement of Changes in Shareholders’ Equity (Amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

		Share Capital		Equity Reserves
		Number of		Contributed	Foreign	Retained		Non-controlling
	Notes	shares	Amount	surplus	exchange	earnings	Total	interest	Total equity
Balance, December 31, 2019		85,703,646	$120,492	$9,084	$(33,573)	$102,220	$198,223	$835	$199,058
Loss for the period		-	-	-	-	(14,164)	(14,164)	320	(13,844)
Other comprehensive loss for the period		-	-	-	(68,955)	-	(68,955)	(277)	(69,232)
Total comprehensive loss for the period		-	-	-	(68,955)	(14,164)	(83,119)	43	(83,076)
Shares issued for:
Exercise of options and warrants		1,062,281	4,255	(1,192)	-	-	3,063	-	3,063
Share-based compensation	8(a) to (c)	-	-	5,938	-	-	5,938	-	5,938
Dividends to non-controlling interest		-	-	-	-		-	(9)	(9)
Balance, September 30, 2020		86,765,927	$124,747	$13,830	$(102,528)	$88,056	$124,105	$869	$124,974
Balance, December 31, 2018		84,738,650	$117,944	$3,897	$(28,652)	$10,337	$103,526	$296	$103,822
Income for the period		-	-	-	-	46,714	46,714	332	47,046
Other comprehensive loss for the period		-	-	-	(11,423)	-	(11,423)	(46)	(11,469)
Total comprehensive income (loss) for the period		-	-	-	(11,423)	46,714	35,291	286	35,577
Shares issued for:
Exercise of options and warrants		834,996	2,083	(460)	-	-	1,623	-	1,623
Share-based compensation		-	-	4,488	-	-	4,488	-	4,488
Balance, September 30, 2019		85,573,646	$120,027	$7,925	$(40,075)	$57,051	$144,928	$582	$145,510

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flows (Amounts in thousands of US Dollars) (Unaudited)

		Three months	Nine months	Nine months
	Three months ended	ended September	ended September	ended September
	September 30, 2020	30, 2019	30, 2020	30, 2019
Cash Flows from / (used in) Operating Activities

Net income (loss) for the period	$31,443	$16,307	$(13,844)	$47,046

Adjustments for:
Amortization and depreciation	10,445	10,768	30,187	34,129
Income tax expense (recovery)	6,806	2,825	(4,309)	7,583
Loss on debt settlement	-	-	-	1,783
Recovery of value added taxes	-	(21,584)	-	(21,584)
Write-off of plant and equipment	127	1,030	175	2,298
Unrealized derivative contracts	-	1,514	-	1,514
Provisions	(710)	(637)	(155)	(590)
Share-based compensation	1,743	1,353	6,515	4,488
Finance income	(204)	(101)	(1,201)	(343)
Finance expenses	3,397	5,206	12,893	18,414
Foreign exchange loss	8,703	10,866	106,947	9,571

Changes in:
Accounts receivable	(13,274)	(833)	(7,510)	(1,166)
Inventories	(591)	(1,123)	(5,572)	(4,490)
Other assets	(1,840)	(548)	2,074	(1,636)
Accounts payable and accrued liabilities	383	6,070	6,711	(387)
Deferred revenue	-	(106)	-	4,226
Value added, payroll and other taxes	4,354	35	5,417	(3,513)
	50,782	31,042	138,328	97,343
Derivative contract settlements	(5,974)	(828)	(12,988)	(119)
Provision settlements	(378)	(486)	(1,126)	(1,317)
Income taxes paid	-	(200)	-	(4,008)
	44,430	29,528	124,214	91,899
Cash Flows from / (used in) Investing Activities
Additions to mineral property, plant and equipment	(27,104)	(29,393)	(85,846)	(70,409)
Additions to exploration and evaluation assets	(30)	(230)	(118)	(834)
Other investments	107	(501)	672	(484)
	(27,027)	(30,124)	(85,292)	(71,727)
Cash Flows from / (used in) Financing Activities
Restricted cash	750	375	1,500	1,125
Lease liability payments	(995)	(1,258)	(3,182)	(3,077)
New loans and borrowings, net of finance costs	5,809	612	56,807	18,151
Loans and borrowings paid	(15,481)	(5,695)	(44,565)	(23,082)
Interest paid on loans and borrowings	(4,171)	(2,388)	(7,903)	(7,778)
Other finance expenses	(956)	(1,042)	(2,262)	(2,670)
Issuance of share capital, net of issuance costs	1,407	490	3,063	1,623
	(13,637)	(8,906)	3,458	(15,708)
Effect of exchange rate changes on cash and cash equivalents	(1,042)	(2,263)	(9,524)	(1,689)
Net increase in cash and cash equivalents	2,724	(11,765)	32,856	2,775
Cash and cash equivalents - beginning of period	51,617	33,481	21,485	18,941
Cash and cash equivalents - end of period	$54,341	$21,716	$54,341	$21,716

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

1.	Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange under the symbol “ERO”.

The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian company which holds a 100% interest in the Vale do Curaçá Property and the Boa Esperança Property (Note 6). MCSA’s predominant activity is the production and sale of copper concentrate from the Vale do Curaçá Property, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Company currently mines copper ore from the Pilar underground mine (“Pilar UG Mine”) and the Vermelhos underground mine (“Vermelhos UG Mine”). The Boa Esperança Property is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil, and consists of a single mineral concession covering an area of 4,034 hectares (“ha”).

NX Gold is a Brazilian gold mining company focused on the exploration and commercialization of gold as its main product and silver as its by-product. NX Gold wholly owns a 31,096 ha property, located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern Mato Grosso State, Brazil, consisting of a single mining concession covering an area of 620 ha, where all gold mining and processing activities occur.

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Although COVID-19 has not materially impacted the Company’s operations during the nine months ended September 30, 2020, the situation is dynamic and the ultimate duration and magnitude of the impact on the economy and our business are not known at this time. These impacts could include an impact on the Company’s ability to obtain debt and equity financing, impairment of investments, impairments in the value of long-lived assets, continued fluctuation in the value of the Brazilian Reais or potential future decreases in revenue or the profitability of ongoing operations. As at September 30, 2020, the Company and its subsidiaries have drawn down $14.0 million and BRL $57.0 million ($10.1 million) under various credit facilities as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic.

2.	Basis of Preparation

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and, except as disclosed in note 2(b) below, follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2019. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2019, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on November 5, 2020.

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

b)	New Accounting Standards and Interpretations Adopted in the Current Period

The following new and amended IFRS pronouncements were adopted effective January 1, 2020 and had no impact to the Company’s financial statements:

•	Amendments to References to the Conceptual Framework in IFRS Standards
•	In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. The first phase amendment is focused on the impact to hedge accounting requirements. The Company adopted the first phase amendment and there was no material impact on its consolidated financial statements. The Company will continue to assess the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements.

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

•	On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022. The Company will not adopt this amendment until the effective date, but does not anticipate a material impact on its consolidated financial statements.

c) Use of Judgments and Estimates

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2019, except for those applied for derivatives.

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk. Derivative instruments are classified within Level 2 of the fair value hierarchy.

3.	Inventories

	September 30, 2020	December 31, 2019
Supplies and consumables	$14,611	$13,878
Stockpile	1,950	2,556
Work in progress	3,181	2,164
Finished goods	1,114	779
	$20,856	$19,377

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

4.	Other Current Assets

	September 30, 2020	December 31, 2019
Advances to suppliers	$450	$1,046
Prepaid expenses	1,726	4,779
Advances to employees (a)	2,050	2,829
Value added federal taxes recoverable (b)	10,175	16,869
	$14,401	$25,523

(a)	Advances to employees include short term advances of salary, vacation and other benefits granted to employees of the Company’s subsidiaries MCSA and NX Gold.

(b)	$6.7 million of this balance (December 31, 2019 - $12.2 million) relates to a 2019 favourable legal decision that recognizes MCSA’s right to a tax credit as a result of historical over-payments. MCSA is able to use these tax credits against a variety of taxes, including taxes on future sales. During the three and nine months ended September 30, 2020, the Company used $4.0 million and $7.2 million of these credits, respectively, to offset current income taxes payable.

5.	Mineral, Property, Plant and Equipment

Additions to mineral, property, plant and equipment totaled $28.4 million and $89.9 million during the three and nine months ended September 30, 2020 respectively (three and nine months ended September 30, 2019 - $36.6 million and $86.3 million, respectively), of which $0.2 million and $6.6 million was obtained through financing arrangements with equipment suppliers, respectively (three and nine months ended September 30, 2019 – $6.1 million and $8.2 million, respectively).

Certain equipment has been provided as security for the equipment finance loans (note 7).

Included in mineral, property, plant and equipment is $5.2 million (December 31, 2019 - $7.3 million) related to the value of mineral resources beyond proven and probable reserves not currently being amortized. In addition, $60.5 million (December 31, 2019 - $52.7 million) related to projects in progress are not currently being amortized.

6.	Exploration and Evaluation Assets

Exploration and evaluation assets relate to the Boa Esperança Property located in the Municipality of Tucumã, in the state of Pará, Brazil which consists of a single mineral concession. This prospective copper/gold property is in advanced stages of exploration with various geological mineral resource studies and is the subject of a completed feasibility study.

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

7.	Loans and Borrowings
						Carrying value, including
						accrued interest
					Principal to	September	December 31,
Description	Denomination	Security	Time to Maturity	Coupon rate	be repaid	30, 2020	2019
Bank loan (at acquisition)	BRL R$	Unsecured	75 months	CDI + 0.5%	4,292	3,805	5,941
Bank loan (MCSA)	USD	Unsecured	-	4.43%	-	-	1,503
Bank loan (MCSA)	BRL R$	Unsecured	-	CDI + 3.7%	-	-	204
Line of credit (MCSA)	BRL R$	Unsecured	6 months	CDI + 9.0%	2,660	2,667	-
Line of credit (MCSA)	BRL R$	Unsecured	0 - 12 months	11.88%-14.30%	7,345	7,441	-
Lines of credit (NX Gold)	BRL R$	Unsecured	-	14.34%-14.98%	-	-	670
Equipment finance loan (Plural)	BRL R$	Secured	14 months	CDI + 7.0%	1,241	1,248	2,892
Equipment finance loans	BRL R$	Secured	8 - 45 months	11.88%-14.28%	1,446	1,590	5,585
Equipment finance loans	EURO	Secured	21 - 27 months	5.5%-7.0%	2,559	2,612	3,996
Equipment finance loans	USD	Secured	19-29 months	6.50%-7.95%	5,267	5,309	4,125
Senior non-revolving credit facility	USD	Secured	42 months	LIBOR + 2.50%-4.25%	75,000	74,028	79,091
Senior revolving credit facility	USD	Secured	42 months	LIBOR + 2.50%-4.25%	75,000	74,028	55,363
Total					$174,810	$172,728	$159,370
Current portion:						$17,325	$18,984
Non-current portion:						$155,403	$140,386

	September 30, 2020	September 30, 2019
Balance, beginning of year	$159,370	$152,234
New senior revolving credit facility, net	13,653	10,572
New equipment finance loans	18,671	15,874
New lines of credit	31,093	-
Principal and interest payments	(52,468)	(30,860)
Interest accretion	7,827	8,401
Loss on debt modification	-	1,783
Effect of foreign exchange rate changes	(5,418)	(1,033)
Balance, end of period	$172,728	$156,971

(a)	Senior credit facility

The Company has a $150 million facility from a syndicate of Canadian financial institutions. The facility is comprised of a $75 million (December 31, 2019 - $80 million) senior secured amortizing non-revolving credit facility (“Term Facility”) and a $75 million (December 31, 2019 - $70 million) senior secured revolving term credit facility (“Revolving Credit Facility”) (collectively the “Facilities”).

On March 31, 2020, the Company amended the Facilities to reduce its cost of borrowing by 25 to 50 basis points, depending on the consolidated leverage ratio, and to defer the scheduled principal payments for two years.

The Term Facility now matures on March 31, 2024 and requires principal repayments on a quarterly basis commencing on March 31, 2022, while the Revolving Credit Facility is now payable in full at maturity on March 31, 2024. The Facilities bear interest on a sliding scale at a rate of LIBOR plus 2.50% to 4.25% depending on the Company’s consolidated leverage ratio at the time. Commitment fees for any undrawn portion of the Revolving Credit Facility are also on a sliding scale between 0.63% to 1.06%. The Company determined that the amendments were a non-substantial modification. In March 2020, the Company drew down the remainder of the amount available under the Facilities totaling $14.0 million ($13.7 million net of transaction costs). The Term Facility previously had a five-year term with equal quarterly principal payments beginning on December 13, 2020, while the Revolving Credit Facility was payable at maturity on December 13, 2022. The Facilities previously bore interest on a sliding scale at a rate of LIBOR plus 2.75% to 4.75% depending on the Company’s consolidated leverage ratio at the time.

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

The Facilities include standard and customary terms and conditions with respect to fees, representations, warranties, and financial covenants that remain unchanged from prior amendments.

The Facilities are secured by pledges of shares of MCSA, Ero Gold and NX Gold. The Company is required to comply with certain financial covenants. As of the date of these consolidated financial statements, the Company is in compliance with these covenants.

In January 2019, the Company entered into an interest rate swap transaction with a Canadian financial institution whereby the floating interest on a notional amount of $65.0 million of the Term Facility was swapped for a fixed interest rate of 2.69%. This interest rate swap transaction is in effect for the majority of term of the Term Facility, with the notional amount reduced as principal payments are made. Interest swap settlements are being made on a quarterly basis.

(b)	Bank loan and equipment finance loans

The bank loan (at acquisition) relates to the Company’s subsidiary, MCSA, and was recognized at the date of acquisition at fair value and has subsequently been recognized at amortized cost, net of settlements. Interest is being recognized using the effective interest rate method at an interest rate of 11.29%.

As per the terms of one of MCSA’s bank loans, the Company was required to maintain a separate debt service bank account with sufficient funds to guarantee scheduled principal payments by MCSA. At September 30, 2020, this loan has been repaid and the separate debt service bank account has been closed. At December 31, 2019, $1.5 million was deposited in the designated debt service account and was presented as restricted cash in the statement of financial position.

MCSA is required to comply with certain financial covenants which MCSA is in compliance with at September 30, 2020. The equipment finance loans are secured by the corresponding equipment relating to them and a guarantee by the Company.

(c)	MCSA and NX Gold lines of credit

At September 30, 2020, the Company’s subsidiaries, MCSA and NX Gold, have the following credit facilities available:

MCSA entered into a credit agreement in 2019 for a non-revolving line of credit of up to BRL $30.0 million at an interest rate of CDI (“Brazilian Interbank Deposit Rate”) + 9% per annum. The Company and NX Gold provide unsecured guarantees for this credit agreement. At September 30, 2020, BRL $15.0 million ($2.7 million) (December 31, 2019 - $nil) had been drawn from this credit facility, which represents the maximum remaining amount available under the credit facility at September 30, 2020.

During the three months ended June 30, 2020, MCSA entered into a credit agreement for a line of credit of up to BRL $14.9 million at an interest rate of 14.3% per annum. The Company provides an unsecured guarantee for this credit agreement. At September 30, 2020, BRL $14.9 million ($2.7 million) had been drawn from this credit facility.

During the three months ended June 30, 2020, MCSA entered into various credit agreements for lines of credit of up to a total of BRL $17.5 million at various interest rates. The interest rates on these credit agreements ranged from 13.20% to 24.34%. At June 30, 2020, BRL $17.5 million ($3.2 million) had been drawn from these credit facilities. During the three months ended September 30, 2020, MCSA entered into various new credit agreements for a further BRL $30.8 million of credit (for a total of $48.3 million) at various interest rates. During the quarter, the Company repaid a total of BRL $21.4 million in lines of credit. At September 30, 2020, BRL $26.9 million ($4.7 million) remains drawn from these credit facilities, which represents the maximum remaining amount available under these credit facilities.

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

During the three months ended September 30, 2020, MCSA repaid and terminated a previous line of credit entered into in 2019 in the amount of BRL $30.0 million with an interest rate of 14.98%. MCSA replaced this line of credit during the three months ended September 30, 2020 by entering into a new credit agreement for a line of credit of up to BRL $30.0 million at an interest rate of CDI + 8.858%. MCSA may drawdown on this line of credit at any time until September 20, 2021. The Company and NX Gold provide unsecured guarantees for this credit agreement. At September 30, 2020, $nil has been drawn from this credit facility.

NX Gold entered into an agreement in 2019 for a line of credit of up to BRL $7.5 million at an interest rate of 14.98% per annum. At June 30, 2020, BRL $7.5 million ($1.4 million) had been drawn from this line of credit. During the three months ended September 30, 2020, this line of credit has been repaid and terminated.

During the three months ended March 31, 2020, NX Gold entered into a credit agreement for a line of credit of up to BRL $7.5 million at an interest rate of 14.34% per annum. NX Gold may drawdown on this line of credit at any time until February 22, 2021. The Company provides unsecured guarantees for these credit agreements. At September 30, 2020, $nil (December 31, 2019 - $nil) had been drawn from this line of credit.

During the three months ended September 30, 2020, NX Gold entered into a credit agreement for a line of credit of up to BRL $8.0 million at an interest rate of CDI + 8.858%. NX Gold may drawdown on this line of credit at any time until September 20, 2021. The Company and NX Gold provide unsecured guarantees for this credit agreement. At September 30, 2020, $nil has been drawn from this credit facility.

8. Share Capital

As at September 30, 2020, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at September 30, 2020, 86,765,927 common shares were outstanding.

(a)	Options

As at September 30, 2020, the following stock options were outstanding:

			Vested and		Weighted
			Exercisable		Average
	Number of	Weighted Average	Number of		Remaining
Expiry Date	Stock Options	Exercise Price	Stock Options		Life in Years
May 15, 2022	445,334	1.50	USD	445,334	1.62
July 10, 2022	60,000	1.50	USD	60,000	1.78
November 24, 2022	318,000	6.48	CAD	212,000	2.15
December 7, 2022	1,316,669	6.74	CAD	870,002	2.19
January 18, 2023	60,000	7.95	CAD	40,000	2.30
January 23, 2023	41,667	7.76	CAD	41,667	2.32
June 19, 2023	144,000	10.25	CAD	94,000	2.72
July 16, 2023	100,000	9.01	CAD	33,332	2.79
December 31, 2023	1,078,238	9.76	CAD	307,892	3.25
January 2, 2024	125,000	9.80	CAD	125,000	3.26
August 15, 2024	40,000	21.09	CAD	40,000	3.88
December 12, 2024	470,228	20.52	CAD	-	4.20
January 2, 2025	73,456	23.42	CAD	43,456	4.26
	4,272,592	6.86	USD	2,312,683	2.73

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

In determining the weighted average exercise price of all outstanding options in the tables above and below, the CAD prices were converted to USD at the September 30, 2020 exchange rate of 1.3339.

	Number of	Weighted Average
	Stock Options	Exercise Price
Outstanding stock options, December 31, 2019	5,061,417	$6.23
Issued	73,456	17.56
Exercised	(862,281)	3.01
Outstanding stock options, September 30, 2020	4,272,592	$6.86

The fair value of options granted in the three and nine months ended September 30, 2020 was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

Expected term (years)	3.0
Forfeiture rate	0%
Volatility	50.6%
Dividend yield	0%
Risk-free interest rate	1.63%
Weighted-average fair value per option	$6.46

For the three and nine months ended September 30, 2020, the Company recorded share-based compensation of $0.8 million and $2.9 million (three and nine months ended September 30, 2019 - $1.1 million and $3.7 million), with respect to its outstanding stock options.

(b)	Share Unit Plan

As at September 30, 2020, 438,463 share units (December 31, 2019 - 437,463 share units) have been issued to certain officers and employees of the Company pursuant to the Company’s Share Unit Plan and are outstanding. These share units will vest three years from the date of grant by the Board and the number of share units that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested share unit entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Board in its sole discretion. The Company currently intends to settle these share units using common shares. Accordingly, they are classified as equity settled instruments.

For the share units with non-market performance conditions, the fair value of the share units granted was determined using the share price at the date of grant. For the share units with market performance conditions, the fair value of the share units granted was determined using a Geometric Brownian Motion model. The weighted average inputs used in the measurement of fair values at grant date of the 1,000 Share Units granted during the nine months ended September 30, 2020 are as follows:

Expected term (years)	3.0
Forfeiture rate	0%
Volatility	44.9%
Dividend yield	0%
Risk-free interest rate	1.82%
Weighted-average fair value per Share Unit	$18.38

During the three and nine months ended September 30, 2020, the Company recorded share-based compensation of $0.8 million and $3.0 million (three and nine months ended September 30, 2019 - $0.3 million and $0.8 million, respectively), with respect to the share units.

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

(c)	Deferred Share Unit Plan

On December 12, 2019, a Deferred Share Unit Plan (“DSU Plan”) was established by the Board as a component of our compensation for independent directors. Only independent directors are eligible to participate and to receive deferred share units (“DSUs”) under the DSU Plan.  DSUs may be awarded by the Board from time to time to provide independent directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs.  In addition, independent directors may elect to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant.  The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration by the fair market value of a common share on the last day of the quarter in which such portion of the annual cash remuneration was earned. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

During the three and nine months ended September 30, 2020, 4,904 DSUs and 42,225 DSUs, respectively, (three and nine months ended September 30, 2019 - nil) were issued to independent directors.

As at September 30, 2020, the fair value of the DSU liability was $0.6 million (December 31, 2019 - $nil) which has been recognized in other non-current liabilities with a corresponding $0.1 million and $0.6 million recognized in share-based compensation expense for the three and nine months ended September 30, 2020, respectively.

(d)	Warrants

As at September 30, 2020, 2,666,662 (December 31, 2019 - 2,866,662) common share purchase warrants were outstanding with a weighted average exercise price of $1.20 and a weighted average remaining contractual life of 1.20 years. 200,000 warrants were exercised during the nine months ended September 30, 2020.

(e)	Net Income (Loss) per Share

	Three months	Three months
	ended September	ended September
	30, 2020	30, 2019
Weighted average number of common shares outstanding	86,448,318	85,505,675
Dilutive effect of warrants	2,479,390	2,686,319
Dilutive effect of stock options	2,376,494	3,128,369
Dilutive effect of Share Units	657,695	-
Weighted average number of diluted common shares outstanding	91,961,897	91,320,363

Net income attributable to owners of the Company	$31,063	$16,280
Basic net income per share attributable to owners of the Company	0.36	0.19
Diluted net income per share attributable to owners of the Company	0.34	0.18

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

	Nine months	Nine months
	ended September	ended September
	30, 2020	30, 2019
Weighted average number of common shares outstanding	86,048,450	85,117,603
Dilutive effect of warrants	-	2,935,852
Dilutive effect of stock options	-	2,953,126
Weighted average number of diluted common shares outstanding	86,048,450	91,006,581

Net income (loss) attributable to owners of the Company	$(14,164)	$46,714
Basic net income (loss) per share attributable to owners of the Company	(0.16)	0.55
Diluted net income (loss) per share attributable to owners of the Company	(0.16)	0.51

For the nine months ended September 30, 2020, all of the potentially dilutive effect of warrants and stock options are excluded from the dilutive net loss per share calculation as the Company incurred a loss for the period and all dilutive instruments would be anti-dilutive.

9. Revenue

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Copper concentrate
- sales within Brazil	$36,871	$37,778	$113,831	$130,934
- export sales	34,744	16,544	71,759	44,936
- price adjustments on provisionally priced sales	3,946	18	2,661	2,676
Gold
- export sales	18,767	6,300	44,582	30,609
	$94,328	$60,640	$232,833	$209,155

Under the terms of the Company’s contract with its primary customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price.  The final sales price for all shipments in a month is determined at the end of the month in which the sale is recognized.  As at September 30, 2020, there were no sales subject to provisional pricing.  During the three and nine months ended September 30, 2020, the Company recognized $3.9 million and $2.7 million, respectively, (three and nine months ended September 30, 2019 - $nil and $2.7 million) in price adjustments related to provisionally priced sales.

10. Cost of Product Sold

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Materials	$4,873	$5,452	$14,229	$16,093
Salaries and benefits	7,046	9,121	22,503	29,276
Depreciation and depletion	10,411	10,726	30,088	34,005
Contracted services	4,600	5,345	14,452	18,133
Maintenance costs	4,116	4,530	11,131	13,358
Utilities	2,171	2,945	6,460	8,216
Other costs	120	259	399	719
	$33,337	$38,378	$99,262	$119,800

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

11. General and Administrative Expenses

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Accounting and legal	$193	$311	$698	$1,069
Amortization and depreciation	34	42	99	124
Office and sundry	1,879	1,573	4,916	4,461
Provisions	(710)	(637)	(155)	(590)
Salaries and consulting fees	2,495	2,437	9,351	10,008
Incentive payments	1,774	2,063	3,629	3,197
Transfer agent and filing fees	66	33	238	156
Travel and conference	455	538	986	1,685
	$6,186	$6,360	$19,762	$20,110

12.	Finance Expense

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Interest on loans and borrowings	$2,555	$2,668	$7,829	$8,541
Loss on interest rate swap derivative	5	213	2,023	2,041
Accretion of mine closure and rehabilitation provision	198	973	657	3,704
Interest on lease liabilities	52	88	189	289
Other finance expenses	587	1,264	2,195	3,839
	$3,397	$5,206	$12,893	$18,414

13.	Foreign Exchange Loss

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reais (BRL$), which is their functional currency.

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Foreign exchange on USD denominated debt in Brazil	$(2,034)	$(9,597)	$(31,903)	$(8,159)
Realized foreign exchange on derivative contracts (note 15)	(5,974)	(828)	(12,988)	(119)
Unrealized foreign exchange on derivative contracts (note 15)	(1,067)	(1,404)	(62,207)	(1,660)
Other	372	963	151	367
	$(8,703)	$(10,866)	$(106,947)	$(9,571)

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

14.	Related Party Transactions

Key management personnel consist of the Company’s directors and officers and their compensation includes director retainer fees and management salaries paid to these individuals, as well as share-based compensation. The aggregate value of compensation paid to key management personnel for the three and nine months ended September 30, 2020 was $1.8 million and $5.4 million, respectively ($1.5 million and $4.4 million for the three and nine months ended September 30, 2019, respectively). In addition, nil options and 4,904 DSUs, and 43,456 options and 42,225 DSUs were issued to non-executive directors during the three and nine months ended September 30, 2020, respectively (40,000 options and 165,000 options for the three and nine months ended September 30, 2019, respectively). $1.1 million and $4.0 million was recognized in share-based compensation expense for the three and nine months ended September 30, 2020, respectively, for options, Share Units, and DSUs issued ($1.0 million and $3.3 million for the three and nine months ended September 30, 2019, respectively).

During the three and nine months ended September 30, 2020, key management personnel exercised 150,000 and 398,555 options, as well as 100,000 and 200,000 warrants, for cash proceeds to the Company of $0.9 million and $1.4 million, respectively (66,666 and 176,666 options, respectively, for cash proceeds of $0.1 million and $0.3 million for the three and nine months ended September 30, 2019, respectively).

15.	Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. However, some judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at September 30, 2020, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, accounts receivable, deposits, financial investments and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. The carrying value of value added, payroll and other taxes approximate fair value based on the discount rate applied. At September 30, 2020, the carrying value of loans and borrowings is $172.7 million while the fair value is approximately $174.8 million. The effective interest rates used to amortize these loans are a close approximation of market rates of interest at September 30, 2020 (Level 2 of the fair value hierarchy).

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
Cash and cash equivalents	$54,341	$21,485
Restricted cash	-	1,500
Accounts receivable	14,060	7,680
Deposits and other non-current assets	952	2,396
	$69,353	$33,061

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has only three significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the nine months ended September 30, 2020 nor recognized a provision for credit losses.

(i) Foreign exchange currency risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At September 30, 2020, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $341.4 million with an average floor rate of 4.02 BRL to US Dollar and an average cap rate of 4.70 BRL to US Dollar (December 31, 2019 - notional amount of $336.6 million in foreign exchange forward collar contracts). The maturity dates of these contracts are from October 28, 2020 to May 20, 2022 and are financially settled on a net basis. The fair value of these contracts at September 30, 2020 was a liability of $62.2 million, (December 31, 2019 - $nil) which is included in Derivatives in the statement of financial position. The change in fair value of foreign exchange collar contracts was a loss of $1.1 million and $62.2 million for the three and nine months ended September 30, 2020, respectively, (a loss of $1.4 million and $1.7 million for the three and nine months ended September 30, 2019, respectively) and has been recognized in foreign exchange loss. In addition, during the three and nine months ended September 30, 2020, the Company recognized a realized loss of $6.0 million and $13.0 million, respectively (a realized loss of $0.8 million and $0.1 million for the three and nine months ended September 30, 2019, respectively) related to the settlement of foreign currency forward collar contracts.

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Term Facilities of $150.0 million, Brazilian Real denominated bank loans of $4.3 million, Brazilian Real denominated lines of credit of $2.7 million, and Brazilian Real denominated equipment finance loans of $1.2 million. Based on the Company’s net exposure at September 30, 2020, a 1% change in the variable rates would have an impact of $1.6 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below.

In order to mitigate the above volatility due to variable rates on loans, as at September 30, 2020, the Company has entered into an interest rate swap contract to manage interest rate risk (see note 7(a)). The floating interest on a notional amount of $65.0 million was swapped for a fixed interest rate of 2.69%. The fair value of this contract at September 30, 2020 was a liability of $2.8 million (December 31, 2019 - $1.7 million) and was included in Derivatives in the statement of financial position. The realized loss on the interest rate swap contract was $0.4 million and $0.8 million for the three and nine months ended September 30, 2020, respectively, and was included in finance expense. In addition, the company recognized an unrealized gain of $0.4 million and an unrealized loss of $1.2 million on the interest rate swap contract for the three and nine months ended September 30, 2020, respectively, which was included in finance expense.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At September 30, 2020, the Company has not entered into any commodity derivative contracts.

16. Segment Disclosure

The Company’s operations are segmented by entity between MCSA, NX Gold and corporate head office, which is consistent with internal reporting purposes. The Company monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.

Total revenue from MCSA is from two customers while total revenue from NX Gold is from one customer.

Segmented information is as follows:

Three months ended September 30, 2020	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$75,561	$18,767	$-	$94,328
Depreciation and depletion	(9,593)	(818)	-	(10,411)
Other cost of product sold expenses	(18,575)	(4,351)	-	(22,926)
Cost of product sold	(28,168)	(5,169)	-	(33,337)
Sales expenses	(1,101)	(285)	-	(1,386)
Gross profit	46,292	13,313	-	59,605

Expenses
General and administrative	(3,327)	(454)	(2,405)	(6,186)
Share-based compensation	-	-	(1,743)	(1,743)
Finance income	84	30	90	204
Finance expenses	(1,564)	(135)	(1,698)	(3,397)
Foreign exchange loss	(8,368)	(337)	2	(8,703)
Other income	(1,008)	(523)	-	(1,531)
Income (loss) before taxes	32,109	11,894	(5,754)	38,249
Current tax expense	(1,005)	(737)	-	(1,742)
Deferred tax recovery	(5,018)	(46)	-	(5,064)
Net Income (Loss)	$26,086	$11,111	$(5,754)	$31,443

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

Nine months ended September 30, 2020	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$188,251	$44,582	$-	$232,833
Depreciation and depletion	(27,724)	(2,364)	-	(30,088)
Other cost of product sold expenses	(56,043)	(13,131)	-	(69,174)
Cost of product sold	(83,767)	(15,495)	-	(99,262)
Sales expenses	(3,497)	(285)	-	(3,782)
Gross profit	100,987	28,802	-	129,789

Expenses
General and administrative	(11,892)	(1,147)	(6,723)	(19,762)
Share-based compensation	-	-	(6,515)	(6,515)
Finance income	369	88	744	1,201
Finance expenses	(4,985)	(663)	(7,245)	(12,893)
Foreign exchange loss	(103,878)	(3,041)	(28)	(106,947)
Other income	(1,971)	(1,055)	-	(3,026)
Income (loss) before taxes	(21,370)	22,984	(19,767)	(18,153)
Current tax expense	(2,928)	(2,703)	-	(5,631)
Deferred tax recovery	9,557	383	-	9,940
Net Income (Loss)	$(14,741)	$20,664	$(19,767)	$(13,844)

Assets
Current	$62,242	$21,209	$20,207	$103,658
Non-current	311,753	21,240	2,757	335,750
Total Assets	$373,995	$42,449	$22,964	$439,408
Total Liabilities	$142,974	$13,488	$157,972	$314,434

Three months ended September 30, 2019	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$54,340	$6,300	$-	$60,640
Depreciation and depletion	(9,675)	(1,051)	-	(10,726)
Other cost of product sold expenses	(22,721)	(4,931)	-	(27,652)
Cost of product sold	(32,396)	(5,982)	-	(38,378)
Sales expenses	(953)	-	-	(953)
Gross profit	20,991	318	-	21,309

Expenses
General and administrative	(3,562)	(472)	(2,326)	(6,360)
Share-based compensation	-	-	(1,353)	(1,353)
Finance income	83	10	8	101
Finance expenses	(2,504)	(364)	(2,338)	(5,206)
Foreign exchange gain (loss)	(10,847)	1	(20)	(10,866)
Recovery of value added taxes	21,584	-	-	21,584
Other income	625	(702)	-	(77)
Income (loss) before taxes	26,370	(1,209)	(6,029)	19,132
Current taxes	(1,537)	20	-	(1,517)
Deferred taxes	(1,346)	38	-	(1,308)
Net Income (Loss)	$23,487	$(1,151)	$(6,029)	$16,307

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

Nine months ended September 30, 2019	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$178,546	$30,609	$-	$209,155
Depreciation and depletion	(28,979)	(5,026)	-	(34,005)
Other cost of product sold expenses	(71,008)	(14,787)	-	(85,795)
Cost of product sold	(99,987)	(19,813)	-	(119,800)
Sales expenses	(3,367)	-	-	(3,367)
Gross profit	75,192	10,796	-	85,988

Expenses
General and administrative	(10,728)	(1,763)	(7,619)	(20,110)
Share-based compensation	-	-	(4,488)	(4,488)
Finance income	193	124	26	343
Finance expenses	(9,032)	(1,011)	(8,371)	(18,414)
Foreign exchange gain (loss)	(9,538)	1	(34)	(9,571)
Loss on debt settlement	(1,783)	-	-	(1,783)
Recovery of value added taxes	21,584	-	-	21,584
Other income	1,447	(367)	-	1,080
Income (loss) before taxes	67,335	7,780	(20,486)	54,629
Current taxes	(6,341)	(2,072)	-	(8,413)
Deferred taxes	421	409	-	830
Net Income (Loss)	$61,415	$6,117	$(20,486)	$47,046

Assets
Current	$63,003	$7,506	$4,518	$75,027
Non-current	319,405	17,234	2,833	339,472
Total Assets	$382,408	$24,740	$7,351	$414,499
Total Liabilities	$118,404	$13,777	$136,808	$268,989

17.	Contingencies

MCSA is subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in the Company’s financial statements as it is not probable that a cash outflow will occur. While the Company believes that these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to a liability of up to approximately $19.7 million as at September 30, 2020 (December 31, 2019 - $31.1 million), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.